UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya Pituach, PO Box 4033, Herzliya 46140, Israel.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 28, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces
Canadian Patent Office Approval

Attached hereto is an English translation (from Hebrew) of an announcement, as submitted on Tel Aviv Stock Exchange, that the Canadian Patent Office has approved a patent granting XTL Biopharmaceuticals Ltd. the exclusive right to use Erythropoietin for treating terminal patients suffering from multiple myeloma.

XTL Biopharmaceuticals, Ltd.
(the “Company”)

September 26, 2010

The Tel Aviv Stock Exchange Ltd. Via Magna	The Securities Authority Via Magna

Dear Sirs,
Re:  Immediate Report

The Company hereby announces that on Sunday, September 19th, 2010, it received notice from its patent attorneys that the Canadian Patent Office had approved a patent granting the Company the exclusive right to use the Erythropoietin drug ("EPO") for treating terminal patients suffering from multiple myeloma (a type of blood cancer) until 2019.  This patent represents an important addition to our patent portfolio and to the prospect of awarding the Company exclusivity on EPO for multiple myeloma in Canada, which has a population of 33 million people. Furthermore, according to the Myeloma Canada Organization, 1.9% of cancer mortality cases stem from multiple myeloma.

Approval of the patent in Canada merges with the Company's registered patents, granting it the exclusive use of EPO for treating terminal patients suffering from multiple myeloma in the following countries: USA, Europe, Israel, Hong Kong and Japan.  This approval is the last on the Company's list of patent applications relating to EPO.

It should be noted that the Company has obtained the approval of all the patent offices in the relevant countries where patent registration applications had been filed.

As previously mentioned, the Company is currently engaged, inter alia, in making preparations for commencing the Phase 2 clinical trial in cancer patients.  Multiple myeloma is a terminal blood cell cancer.  Alternative medications available to patients suffering from this disease that may prolong and improve the quality of life are limited.

The Company estimates that the patents in its possession will provide legal protection for the exclusive use of EPO drug for the treatment of cancer patients suffering from multiple myeloma.

Respectfully,

XTL Biopharmaceuticals, Ltd.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 28, 2010	By:	/s/ David Grossman
David Grossman
Chief Executive Officer